January 26, 2005

Ms. Effie Simpson
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

            RE:     Nutrition Management Services Company
                    Form 8-K filed January 10, 2005
                    File No.: 0-19824

Dear Ms. Simpson,

This letter is in response to your letter  addressed  to Mr.  Joseph V.  Roberts dated  January  13,  2005  concerning  your  review  of  Form  8-K of  Nutrition
Management Services Company ("Company") filed on January 10, 2005.

REPORTABLE CONDITIONS/MATERIAL WEAKNESS:

1.           TELL US IN DETAIL  THE  STEPS YOU HAVE  TAKEN (OR PLAN TO TAKE) AND
PROCEDURES  YOU  IMPLEMENTED  (OR PLAN TO IMPLEMENT) TO CORRECT EACH  REPORTABLE
EVENT.

The material weakness which was reported in the Company's Form 10-K and Form 8-K was required by the Company's auditors to report the Company's lack of personnel to prepare the  Company's  income tax accrual.  In previous  fiscal  years,  the
Company  relied upon its auditors to assist in the  preparation of the Company's income tax accrual.  However,  the Company's auditors did not require disclosure of their  involvement  with the preparation of the Company's income tax accruals until the Company filed its June 30, 2004 Form 10-K.

While the Company  believes its existing  internal  controls are  adequate,  the
Company has taken  additional  steps so as to preclude a  reportable  event from occurring in the future. As previously  disclosed in the Company's Form 10-K and
Form 8-K, the Company hired a Director of Finance in November 2004 with relevant education and work experience who will assume  responsibility  for the financial functions of the Company,  including,  but not limited to, the internal controls of the Company.  The Director of Finance is a certified public accountant and an attorney with over 15 years of public and private  accounting  work  experience.
Further,  the Company continues to utilize its internal and external  technology resources to their fullest potential so that the Company's internal controls are adequate.

Ms. Effie Simpson
January 26, 2005

2. PLEASE  PROVIDE US WITH A SCHEDULE  OF YOUR  FISCAL  YEAR END FOURTH  QUARTER
ADJUSTMENTS TO CLOSE THE BOOKS, OR ADJUSTMENTS RECORDED IN CONNECTION WITH OR AS
A RESULT OF THE AUDIT. CLEARLY EXPLAIN THE REASON FOR EACH ADJUSTMENT.  FOR EACH
ADJUSTMENT,  SHOW US THE IMPACT ON PRE-TAX NET LOSS.  QUANTIFY THE NET EFFECT OF
ALL  ADJUSTMENTS ON A PRE-TAX NET INCOME (LOSS).  ALSO,  TELL US WHY NONE OF THE
ADJUSTMENTS  RELATE TO A PRIOR  PERIOD.  EXPLAIN IN DETAIL WHY YOU  BELIEVE  THE
TIMING OF EACH ADJUSTMENT IS APPROPRIATE.

Pre tax net loss per Company (prior to audit adjustments)        ($  722,134)
Pre tax audit adjustments:
            Bad debt expense                                         330,000
                                                                 -----------
Adjusted pre tax loss per Company                                (1,052,134)
            Income tax expense/(benefit)                         (201,700)
                                                                 ------------
Adjusted net loss                                                ($  850,434)
                                                                 ============

Allowance for Doubtful Accounts:
The Company reviews its accounts receivable on a regular basis. When the Company determines  that it is probable that an account  receivable,  or a portion of an account  receivable,  cannot  be  collected  and the  amount  can be  reasonably estimated,  an  adjustment  is  made to the  Company's  allowance  for  doubtful accounts. Despite the fact that as of June 30, 2004 the Company was aggressively pursuing  collection  of certain past due accounts  receivable,  and the Company continues to  aggressively  pursue  collection  of these past due  amounts,  the
Company's auditors  determined that due to the passage of time, it was necessary for the Company to make an  additional  adjustment to its allowance for doubtful accounts.  It should  be noted  that the  Company's  financial  statements  were reviewed on a quarterly  basis by its auditors,  yet the Company's  auditors did not require an  adjustment  to the  allowance  for doubtful  accounts  until the fourth quarter of the Company's fiscal year.

Income tax expense/(benefit):
The Company does not accrue its income tax expense until its fiscal year end. As in previous  fiscal  years,  the Company  relied upon its  auditors to assist in calculating its income tax accrual.  However,  unlike previous fiscal years, the auditors  considered this assistance to be a material  weakness,  and therefore, the auditors  required  disclosure  in the  Company's  Form 10-K.  On an ongoing basis,  the  Company  does  not  anticipate  the  need to  utilize  its  outside accountants to prepare its income tax accrual.

3. SUPPLEMENTALLY EXPLAIN IN DETAIL AND EXPAND YOUR DISCLOSURE IN FUTURE FILINGS
AS TO WHY YOU  BELIEVE  THE  CHANGES  IN  INTERNAL  CONTROLS  DISCUSSED  IN YOUR
PERIODIC FILINGS ARE ADEQUATE AND EFFECTIVE IN PREVENTING FUTURE ERRORS, AND THE
PROCEDURES THAT ENABLED YOU TO CONCLUDE THAT THERE ARE NO ADDITIONAL  WEAKNESSES
IN  OTHER  AREAS.   AS  PART  OF  YOUR  RESPONSE,   SPECIFICALLY   DISCUSS  YOUR
CONSIDERATION  OF  QUESTION  5 OF THE FAQ ON  MANAGEMENT'S  REPORT  ON  INTERNAL
CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS
RELEASED ON JUNE 22, 2004 THAT STATES THAT  MANAGEMENT MAY NOT CONCLUDE THAT THE
REGISTRANT'S  INTERNAL  CONTROL  OVER  FINANCIAL  REPORTING  IS  EFFECTIVE  IF A
MATERIAL  WEAKNESS EXISTS IN THE  REGISTRANT'S  INTERNAL  CONTROL OVER FINANCIAL
REPORTING. WE MAY HAVE FURTHER COMMENT UPON REVIEWING YOUR RESPONSE.

Ms. Effie Simpson
January 26, 2005

The Company's  management  believes the Company's internal controls are adequate and effective in preventing  future errors. As mentioned in number 1, above, the
Company hired a Director of Finance in November 2004 with relevant education and work experience who will assume  responsibility  for the financial  functions of the Company,  including,  but not limited to,  internal  controls over financial reporting.  Further, the Company maintains strong management oversight,  as well as a division of responsibilities  among its accounting personnel.  Finally, the
Company's  financial  statements  are reviewed by its outside  accountants  on a quarterly basis.

Based  upon the  foregoing,  the  Company's  management  believes  its  internal controls are  effective so as to prevent a material  weakness  from  existing or
occurring.   The  Company  will  continue  to  monitor  its  internal  controls, including, but not limited to, financial reporting and will make any adjustments to its internal controls as the need arises.

ALSO,  TELL US WHY YOU HAVE NOT DISCLOSED  ANY CHANGES IN INTERNAL  CONTROL OVER
FINANCIAL  REPORTING  IN YOUR JUNE 30,  2004 FORM 10-K.  REFER TO ITEM 308(C) OF
REGULATION S-K.

The Company  believes it has complied with Item 308(c) of  Regulation  S-K since the reportable event occurred in the fourth quarter of the Company's 2004 fiscal year end.  The Company  records  its income tax accrual  only at its fiscal year end. As disclosed  in Item 9A of the  Company's  Form 10-K,  the Company did not
have sufficient  competent accounting personnel as of June 30, 2004 and required the assistance of its auditors in preparing its income tax accrual.  In previous fiscal years,  the Company relied upon its auditors to assist in the preparation of the Company's  income tax accrual.  However,  the Company's  auditors did not require  disclosure of their  involvement  with the income tax accrual until the
Company  filed its June 30, 2004 Form 10-K.  The Company  remedied this material weakness  when it hired a Director  of Finance in  November  2004 with  relevant education and work experience who will assume  responsibility  for the financial functions of the Company,  including,  but not limited to internal controls over financial reporting.

4.       TELL US OF YOUR  ANTICIPATED  FILING DATE FOR YOUR  SEPTEMBER  30, 2004
FORM 10-Q.

The Company's September 30, 2004 Form 10-Q was filed on January 14, 2005.

5.       IN  CONNECTION  WITH  RESPONDING TO OUR COMMENTS,  PLEASE  PROVIDE,  IN
WRITING,  A  STATEMENT  FROM THE  COMPANY  ACKNOWLEDGING  THAT:  THE  COMPANY IS
RESPONSIBLE  FOR THE  ADEQUACY AND  ACCURACY OF THE  DISCLOSURE  IN THE FILINGS;
STAFF  COMMENTS OR CHANGES TO  DISCLOSURE  IN RESPONSE TO STAFF  COMMENTS IN THE
FILINGS  REVIEWED BY THE STAFF DO NOT FORECLOSE THE  COMMISSION  FROM TAKING ANY
ACTION WITH RESPECT TO THE FILING; AND THE COMPANY MAY NOT ASSERT STAFF COMMENTS
AS A DEFENSE IN ANY  PROCEEDING  INITIATED BY THE COMMISSION OR ANY PERSON UNDER
THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

Please see the attached statement.

Ms. Effie Simpson
January 26, 2005

If you require additional information, I can be reached at (610) 935-2050.

Very truly yours,

NUTRITION MANAGEMENT SERVICES COMPANY

/s/ Joseph V. Roberts
---------------------
Joseph V. Roberts
Chief Executive Officer

                                COMPANY STATEMENT

The  undersigned  hereby  acknowledge  that:  1) Nutrition  Management  Services
Company  ("Company")  is  responsible  for  the  adequacy  and  accuracy  of the
disclosure  in  its  filings  with  the  Securities   and  Exchange   Commission
("Commission");  2)  comments  of the  Commission  or changes  to the  Company's disclosure in response to Commission  staff comments in the filings  reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the Company's  filing; 3) the Company may not assert Commission staff comments  as a defense in any  proceeding  initiated  by the  Commission  or any person under the federal securities laws of the United States.

                                               /s/ Joseph V. Roberts
                                               ------------------------
                                               Joseph V. Roberts
                                               Chief Executive Officer

                                               /s/ Linda J. Haines
                                               ------------------------
                                               Linda J. Haines
                                               Principal Financial Manager